                                                     191 Peachtree Street
[Letterhead of King & Spalding LLP]                  Atlanta, Georgia 30303-1763
                                                     www.kslaw.com


                                                     Alan J. Prince
                                                     Direct Dial: 404/572-3595
                                                     Direct Fax: 404/572-5147
                                                     aprince@kslaw.com




September 23, 2004


Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: Great Wolf Resorts, Inc. - Registration Statement on Form S-1 filed August 12, 2004 (File No. 333-118148) (the "Registration Statement")

Dear Ms. Garnett:

         This letter sets forth the responses of Great Wolf Resorts, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comments were provided to the Company in a letter dated September 15, 2004. The Company has filed Amendment No. 1 to the Registration Statement ("Amendment No. 1"), three marked copies of which are included with this letter.

General

1. Comment: We note that the registrant, Great Wolf Resorts, Inc., filed a private placement notice on August 19, 2004 whereby you sold common stock with a value of $224,562,048 to 468 accredited investors. Please provide a detailed analysis of why this sale should not be integrated with the current public offering. Also, please tell us the exemption from registration that you relied upon and the factual basis for the exemption.

         Response: We have set forth below an analysis of the exemption from registration applicable to the referenced issuance of common stock and why such issuance should not be integrated with the public offering (the "Public Offering") contemplated by the Registration Statement.

         BACKGROUND

                  As described in the Registration Statement, simultaneously with the completion of the Public Offering of the Company's common stock, the Company will consummate the



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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 2


         formation transactions, including, among other things, a total of 14 mergers (each, a "Merger" and collectively, the "Mergers") between newly formed, wholly owned subsidiaries of the Company, on the one hand, and five resort-owning entities ("Property LLCs"), seven sponsor entities corresponding thereto ("Sponsor LLCs"), Sandusky Investor LLC and The Great Lakes Companies, Inc. ("Great Lakes"), on the other hand. In each Merger, these newly formed subsidiaries of the Company will be merged with a corresponding Property LLC, Sponsor LLC, Sandusky Investor LLC or Great Lakes. Following the Mergers, each currently existing Property LLC and Sponsor LLC, Sandusky Investor LLC and Great Lakes will survive as wholly owned subsidiaries of the Company.

                  As consideration in the Mergers, the owners of interests or shares (each, an "Investor" and collectively, "Investors") in each existing entity will receive, in exchange for their interests or shares in each such entity, either unregistered shares of the Company's common stock, cash or a combination of common stock and cash. Only Investors who certified to the Company that they are "accredited investors" (as defined in Regulation D under the Securities Act) are eligible to receive the Merger consideration in the form of Company common stock (in whole or in part). Investors who did not certify to the Company that they are accredited investors are not eligible to receive common stock in the Mergers and will only receive cash. The Company filed a Form D with the Commission on August 19, 2004, reflecting the private placement of an aggregate of 14,035,128 shares of the Company's common stock to solely accredited investors at a deemed value of $16.00 per share, the midpoint of the range of Public Offering prices of the Company's common stock set forth on the cover page of the prospectus included in the Registration Statement.

         EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT

                  The Company has offered shares of its common stock only to "accredited investors" (as defined in Rule 501(a) under the Securities
         Act) in a private placement which was exempt from registration under the Securities Act pursuant to Section 4(2) and Rule 506 promulgated thereunder. Generally, in order for an offering made only to accredited investors to qualify for the Rule 506 exemption, (1) neither the issuer nor anyone acting on its behalf may offer or sell securities by any form of general solicitation or general advertising and (2) the issuer must exercise reasonable care to assure that the purchasers are not underwriters within the meaning of Section 2(11) of the Securities Act.

                  In connection with the private placement, the Company asked Investors to complete, sign and return to the Company an Irrevocable Consent, which included a cash/stock election form (the "Irrevocable Consent"), pursuant to which each Investor was asked to provide various consents, agreements, representations, powers of attorney and proxies relating to the Mergers and the investment in shares of the Company's common stock. Irrevocable Consents were received from every Investor receiving

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 3


         common stock in the Mergers prior to the filing of the Registration Statement on August 12, 2004. The Irrevocable Consents became, by their terms, irrevocable when tendered to and accepted by the Company. The Irrevocable Consent contained, among other things, a certification and representations to confirm the accredited investor status of each Investor receiving shares of common stock.

                  Further, the private placement is not impacted by integration with other offerings. Except for the concurrent private placement of shares of common stock to be issued to one holder (also an "accredited investor" under Rule 501(a)) of a tenant in common interest in each of the Williamsburg and Poconos Property LLCs (as described in more detail below), the Company has not made any offers or sales of securities within the six months prior to the commencement of the private placement. As discussed below under "Integration of Private Placement and Public Offering," the Company does not believe that the private placement should be integrated with the Public Offering.

                  Although the Company provided all Investors with offering materials and information, the Company was not obligated to furnish any specific information because the Company reasonably believed, and continues to believe, that all of the Investors who elected to receive common stock in the Mergers were and are "accredited investors" as defined in Rule 501(a).

                  Further, we understand that neither the Company nor any person acting on its behalf has offered or sold shares of common stock by any form of general solicitation or general advertising, as those terms are used in Rule 502(c). All of the Investors in the private placement had a pre-existing, substantive relationship with the Company and Great Lakes.

                  The Company has exercised reasonable care to assure that the Investors are not underwriters within the meaning of Section 2(11) of the Securities Act. Each Investor has represented to and agreed with the Company in the Irrevocable Consent that, among other things, (i) such Investor is acquiring the shares of the Company's common stock for his, her or its own account for investment and not with a view to resale or distribution, (ii) the securities being acquired may not be transferred or disposed of unless they are registered under the Securities Act or unless an exemption from registration under the Securities Act and state securities laws is available and (iii) the Company may refuse to transfer any shares as to which evidence of such registration or exemption from registration satisfactory to the Company is not provided to the Company. Further, the offering memorandum prominently discloses to the Investors that the Company's common stock to be issued in the private placement has not been registered under the Securities Act and that such shares may not be resold unless registered under the Securities Act or unless an exemption from registration is available. In addition, the share certificates to be issued in connection with the private placement will contain the restrictive legends contemplated by Rule 502(d)(3) under the Securities Act.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 4


                  Similarly, the issuance of an aggregate of 133,387 shares of the Company's common stock to one holder of a tenant in common interest in each of the Williamsburg and Poconos Property LLCs described above will be made in compliance with Section 4(2) and Rule 506 promulgated under the Securities Act. These holders each executed a binding subscription agreement for shares of the Company's common stock in exchange for their respective tenant in common interests in such Property LLCs, which subscription agreements were executed prior to the filing of the Registration Statement on August 12, 2004. Under the terms of these subscription agreements, there are no conditions to the closing of these private placements that are within the control of these holders. The holders each executed an investor questionnaire with respect to their respective status as "accredited investors" and delivered these investor questionnaires to the Company, along with the subscription agreement, prior to August 12, 2004. The holders were provided written disclosure that the common stock to be issued in the private placement has not been registered under the Securities Act and that such shares may not be resold unless registered under the Securities Act or unless an exemption from registration is available. Finally, the share certificates to be issued in connection with the private placement will contain the restrictive legends contemplated by Rule 502(d)(3) under the Securities Act.

         NO INTEGRATION OF PRIVATE PLACEMENT AND PUBLIC OFFERING

                  The private placements of shares of the Company's common stock were completed prior to the filing of the Registration Statement on August 12, 2004, and therefore should not be integrated with the proposed Public Offering. The Company is relying on the Commission's expressed view that, under Rule 152 under the Securities Act, the filing of a registration statement subsequent to an offering otherwise exempt from registration under Section 4(2) of the Securities Act does not vitiate the exemption provided by the Section 4(2) private offering exemption.

                  Rule 152 under the Securities Act provides that:

                     [t]he phrase "transactions by an issuer not involving any public offering" in Section 4(2) shall be deemed to apply to transactions not involving any public offering at the time of said transactions although subsequently thereto the issuer decides to make a public offering and/or files a registration statement.

                  The Division of Corporation Finance (the "Division") has taken the position in a number of "no-action" letters that under Rule 152 an otherwise valid private placement will not be integrated with a subsequent registered offering of additional similar securities if the private placement is completed before the commencement of the public offering, even if the public offering is contemplated at the time of the private placement. See, e.g., Quad City Holdings, Inc. (available April 8, 1993); JBI Incorporated (available



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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 5


         September 28, 1989); County First Bank (available March 31, 1989); Vintage Group, Inc. (available May 11, 1988); The Immune Response Corp. (available November 2, 1987); Vulture Petroleum Corporation (available February 2, 1987); BBI Associates (available December 29, 1986); and Verticom Inc. (available February 12, 1986).

                  The Division also has taken the position in a number of "no-action" letters that a private placement shall be deemed completed for purposes of Rule 152 when the irrevocable investment decision to purchase or accept the securities offered is made, not when the securities offered in such a private placement actually are issued. See, e.g., The Equitable Life Assurance Society of the United States (available February 20, 1992); and Black Box, Inc. (available June 26,
         1990). In reaching this position, the Division has emphasized that conditions to closing the private placement transaction contained in any purchase agreement, subscription agreement or consent agreement must not be subject to the discretion of the investor.

                  Each Investor who will receive Company common stock at the closing of the private placement, which will be closed simultaneously with the closing of the Public Offering, has executed and delivered to the Company an Irrevocable Consent. Each Irrevocable Consent was received and accepted by the Company on or before August 11, 2004 -- the day prior to the filing of the Registration Statement relating to the Public Offering. The Irrevocable Consents represent an irrevocable, binding commitment to take shares in the private placement. Although the closing of the private placement is subject to certain conditions, the satisfaction of the conditions is not within the control or discretion of any of the Investors. If these conditions are satisfied, the Investors must participate in the private placement and will have no opportunity to revoke their Irrevocable Consent or change the terms of their participation. None of the terms of the private placement are subject to renegotiation by the Investors, and the Investors will have no ability to change the number of shares of the Company's common stock to be received in the private placement.

                  Since each Investor electing to receive shares of common stock in the Mergers delivered an executed Irrevocable Consent to the Company on or before August 11, 2004, each Investor had made his, her or its investment decision as of that date regarding its receipt of shares of the Company's common stock in the Mergers. Accordingly, Investors became irrevocably committed to take shares in the private placement prior to the filing of the Registration Statement and thus, the private placement of such shares has been completed for purposes of Rule 152 and the private placement should not be integrated with the subsequent offer and sale of the Company's common stock in the Public Offering. Similarly, the private placement of shares of the Company's common stock to the two holders of tenant in common interests has been completed for purposes of Rule 152 and such private placement should not be integrated with the subsequent offer and sale of the Company's common stock in the Public Offering.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 6


2. Comment: We note that the merger of resort LLCs into Great Wolf, Inc. could constitute a roll-up transaction, as defined in Item 901(c) of Regulation S-K. Please substantially revise your document to include all of the required roll-up disclosure, or tell us why you believe the transaction is not a roll-up.

         Response: Neither the Public Offering, nor the issuance of the Company's common stock pursuant to the Mergers described in the response to Comment 1 above, constitutes a "roll-up transaction," as such term is defined in Item 901 of Regulation S-K. As a result, the disclosure required by Item 902 through Item 915 of Regulation S-K are not required to be included in the Registration Statement.

                  The offering of the Company's common stock contemplated by the Registration Statement is not a "roll-up transaction" as defined in
         Item 901(c)(1) of Regulation S-K. Item 901(c)(1) states that "[e]xcept as provided in paragraph (c)(2) or (c)(3) of this item, 'roll-up transaction' means a transaction involving the combination or reorganization of one or more partnerships, directly or indirectly, in which some or all of the investors in any such partnerships will receive new securities, or securities in another entity." The offering contemplated by the Registration Statement relates solely to the offer and sale of shares of the Company's common stock to new public investors for cash. The Investors in the formation entities are not, as a result of the Mergers, participating in the Public Offering. The Public Offering does not contemplate the issuance of securities in exchange for interests in any partnership, limited liability company (including the formation entities) or other entity.

                  Further, the issuance of shares of the Company's common stock in connection with the Mergers does not constitute a "roll-up transaction" under Item 901(c)(2)(ii). Item 901(c)(2)(ii) of Regulation S-K provides that a "roll-up transaction" shall not include "[a] transaction in which the securities to be issued or exchanged are not required to be and are not registered under the Securities Act of 1933."

                  The shares of the Company's common stock to be issued to certain accredited investors in connection with the formation transactions have not been, and will not be, registered under the Securities Act. Rather, the shares of the Company's common stock to be issued in such formation transactions will be issued pursuant to a private placement exempt from registration under the Securities Act. (See response to Comment 1). In Release No. 33-7113 (December 1, 1994), the Commission noted "[t]ransactions meeting the criteria of [the Item 901(c)(2)(ii)] exclusion have never been subject to the Commission's roll-up requirements, since such requirements are triggered by the filing of a Securities Act registration statement." Finally, the offer and sale of the unregistered shares of the Company's common stock to the investors in the formation transactions should not be integrated with the Public Offering. (See response to Comment 1).

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 7



3. Comment: We note the inclusion of red herring language in the cover page. Supplementally, advise the staff whether you have circulated the prospectus.

         Response: The Company confirms that the preliminary prospectus included in the initial filing of the Registration Statement has not been circulated.

4. Comment: Supplementally, please confirm whether the courtesy copy of this registration statement provided to us includes all diagrams, pictures and graphic information to be used in the prospectus.

         Response: The Company confirms that the courtesy copy of Amendment No. 1 includes all diagrams, pictures and graphic information expected to be used in the prospectus.

5. Comment: Please supplementally provide us with a copy of the research you cite in the prospectus from Third Wave Research, Travel Industry Association of America, USRC and any other third parties. Also, supplementally tell us whether all or any of the reports were prepared for you or published generally. Are the reports publicly available, and if so, how? If not, please file experts' consents as exhibits to the registration statement, as required by Rule 436.

         Response: The Company has supplementally provided to the Staff copies of the requested research. Each of these reports was published generally and is publicly available at the following website:

             -  Third Wave Research - www.thirdwaveresearch.com/mrttwr

             -  Travel Industry Association of America - www.tia.org

             -  United States Realty Consultants - www.hotelmotel.com/hotelmotel

         Each of the Third Wave Research report and the Travel Industry Association of America report are available to the public for a nominal fee. The United States Realty Consultants report is available at no charge. None of these reports were commissioned by the Company. Because the Company has not quoted or summarized any of these reports as an opinion of an expert, the Company does not believe that experts' consents are required under Rule 436.

6. Comment: We note that the age of your combined financial statements of Great Lakes Predecessor and your combined financial Statements of Great Bear Lodge of Wisconsin Dells LLC and Great Bear Lodge of Sandusky LLC, included in the filing, will be more than 129 days from the effective date of the Registration Statement. As such, please update your financial statements in your next amendment of the Registration Statement. Refer to Rule 3-12(a) of Regulation S-X.


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 8


         Response: The Company has updated the financial statements in Amendment No. 1 in accordance with Rule 3-12(a) of Regulation S-X.

7. Comment: We note your risk factor on page 24 stating that the prior and current marketing and sale of condominiums may be considered offers and sales of securities under federal law. It appears that the Great Lakes predecessor owners offered and continue to offer condominiums to private investors at the Wisconsin Dells and Sheboygan resort locations. Please provide us with a detailed analysis explaining why your offer and sale of condominiums should not be viewed as investment contracts under the Howey test. For example, we note the advertisements located on your web site www.greatwolfresorts.com represent the condo ownership as hassle-free. For guidance, refer to Securities Act Release No. 33-5347 (January 4, 1973).

         Response: In SEC v. W.J. Howey Co., the Supreme Court defined an "investment contract" as "a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party." In Release No. 33-5347 (January 4, 1973) (the "Release"), the Commission called attention to the potential applicability of the federal securities laws, including Howey, to the offer and sale of condominium units coupled with an offer or agreement to perform or arrange certain rental or other services for the purchaser. In the Release, the Commission stated that:

                  [T]he offering of condominium units in conjunction with any one of the following will cause the offering to be viewed as an offering of securities in the form of investment contracts:

                  1. The condominiums, with any rental arrangement or other similar service, are offered and sold with emphasis on the economic benefits to the purchaser to be derived from the managerial efforts of the promoter, or a third party designated or arranged for by the promoter, from rental of the units;

                  2. The offering of participation in a rental pool arrangement; and

                  3. The offering of a rental or similar arrangement whereby the purchaser must hold his unit available for rental for any part of the year, must use an exclusive rental agent or is otherwise restricted in his occupancy or rental of his unit.

         NO EMPHASIS ON ECONOMIC BENEFITS

                  The Company advises that its condominiums are not offered and sold with an emphasis on the economic benefits as contemplated in the Release. Specifically,

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 9


         employees of the Company, Great Lakes or their affiliates who offer and sell condominium units are clearly instructed not to provide potential purchasers with any financial projections or to discuss the benefits of rental arrangements with potential purchasers. If potential purchasers inquire about rental of a unit, only then are they informed that they can make their unit available as a rental unit if they so choose, but are not required to do so. In addition, all purchasers execute an addendum to the offer to purchase that acknowledges that no representations or assurances concerning the economic consequences of ownership or rental of the unit have been made to them by the Company, Great Lakes or any of their affiliates.

         NO RENTAL POOL ARRANGEMENTS

                  None of the Company, Great Lakes or their affiliates has offered or offers a rental pooling arrangement. If a purchaser of a condominium unit chooses to enter into a rental management agreement with the Company, Great Lakes or their affiliates, that purchaser will only receive the rental income, if any, from the rental of that particular unit.

         NO COMPANY REQUIRED USE LIMITATIONS

                  Purchasers are not required to make their units available for rental for any part of the year. Purchasers of the condominium units may choose to (1) occupy their units and not make them available for rental, (2) rent their units themselves, (3) enter into a rental management agreement with the Company, Great Lakes or their affiliates, or (4) enter into a rental management agreement with any other party, including entities that are not affiliated with the Company or Great Lakes. The only occupancy restrictions upon purchasers of the condominium units in Sheboygan are those imposed by the applicable building codes or other municipal codes or regulations.

                  The reference to "hassle-free" ownership on Great Lakes' website refers to services such as common area maintenance and security provided by the condominium association and the opportunity for purchasers to purchase services from Great Lakes such as housekeeping, concierge and similar services. These services are available, regardless of whether or not a purchaser has entered into a rental management agreement with the Company, Great Lakes or its affiliates.

                  Because the offer and sale of condominium units by the Company, Great Lakes or their affiliates does not possess the characteristics identified in the Release, such offer and sales would not be an offer and sale of an investment contract under the test set forth in Howey.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 10


Summary

8. Comment: The Summary section as written is lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. We note that much of the summary is repeated in the body of the prospectus. Specifically, we note your lengthy discussion under Competitive Strengths, Business and Growth Strategies, and Properties. This detailed information is better suited for disclosure in the body of the prospectus. Please revise to limit your summary to the most significant aspects of your company and your offering. Refer to Rule 421(b) of Regulation C, the Instruction to
         Item 503(a) of Regulation S-K, and Section 1V.C. of Release No.
         33-7497.

         Response: The Company has revised the Summary section of the Registration Statement in response to the Staff's comment.

Our Business, page 1

9. Comment: Please provide supplemental support for your statement that Great Wolf is the "largest owner, operator and developer in the United States of drive-to family resorts featuring indoor waterparks and other family oriented activities." Also, please state the measure by which you are the "largest," such as number of resorts, number of rooms, occupancy capacity or another measure.

         Response: The Company has supplementally provided to the Staff excerpts from the report of United States Realty Consultants identifying all of the indoor waterpark resorts in the United States. The Company advises that based upon USRC's definition of an indoor waterpark destination resort, the Company is the owner and/or operator of five of these resorts, while no other competitor has more than one resort in operation. The Company has revised the Registration Statement in response to the second sentence of the Staff's comment.

10. Comment: In the second paragraph following the bullet points on page 2 you refer to your predecessor companies. On a supplemental basis, please provide a pre-merger resort-by-resort breakdown of voting and economic ownership of each open and under construction resort. Separately identify each resort owner and sponsor entity and the percentage ownership interest held by each entity. Clarify whether the manager indirectly owns 100% of the resort properties. We may have further comment after we receive this information.

         Response: The Company has supplementally provided to the Staff organizational charts showing the ownership of each resort prior to completion of the formation transactions.

11. Comment: We note your reference in the penultimate paragraph of page 2 and throughout the prospectus conveying that "[y]our management team possesses substantial

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 11


         experience in all aspects of family entertainment resort and indoor waterpark development, management, marketing and financing." Please balance any information regarding the experience of management with disclosure describing the experience they are lacking. For example, it appears that the managers have no experience in operating a public company.

         Response: The Company believes that its management team possesses the necessary experience to manage the Company's business, including public company experience. The Company advises that several members of its management team have significant public company experience, including the Company's Chief Executive Officer, Chief Financial Officer, Treasurer and Executive Vice President of Development. The management positions held by John Emery, the Company's Chief Executive Officer, at Interstate Hotels & Resorts, Inc., a public company, include president and chief operating officer. In addition, Mr. Emery served as president and chief operating officer at Meristar Hospitality Corporation, a public company. James A. Calder, the Company's Chief Financial Officer, has served as chief financial officer of Interstate Hotels & Resorts, Inc. and as chief accounting officer of Meristar Hospitality Corporation. Alex Lombardo, the Company's Treasurer, served as vice president of finance at Interstate Hotels & Resorts, Inc. and as assistant treasurer at Meristar Hospitality Corporation. In addition, Hernan Martinez, the Company's Executive Vice President of Development, has held the position of Executive Vice President with American Skiing Company, a public company.

12. Comment: In connection with the penultimate paragraph on page 2, you state that your "current infrastructure provides the capability to continue to increase the number of resorts that we develop and operate without proportionate increases in overhead costs." Please explain why you believe the "current infrastructure" of the registrant will enable you to increase resorts without proportionate increases in overhead costs.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

13. Comment: Please revise the last paragraph on page 2 to include the website of The Great Lakes Companies, Inc.

         Response: The Company believes that the information contained on the Great Lakes website is not meaningful to investors in the Company's Public Offering. The information contained on the Great Lakes website relating to the resort properties to be owned by the Company is also contained on the Company's website. In addition, the Great Lakes website contains information about Great Lakes' non-resort hotel and multifamily housing development and management operations. Since Great Lakes' non-resort hotel and multifamily housing development and management operations will not be part of the Company's operations, the Company believes that the Great Lakes website

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 12


         could be misleading to investors in the Public Offering. The relevant information for investors in the Public Offering is information related to the Company and its resort operations, which is available on the Company's website.

Properties, page 6

14. Comment: Please revise the table included on this page, and similar tables included elsewhere throughout the Registration Statement, to more clearly indicate that the Niagara Falls, ON, Canada resort will not be owned by Great Wolf upon completion of the formation transaction.

         Response: The Company believes that the third party ownership of the Niagara resort is clearly reflected in the referenced table and otherwise in the prospectus. For example, the lead-in to the table references the third party ownership. In addition, the Company has revised footnote 9 to the table (and similar tables included elsewhere in the Registration Statement) in response to the Staff's comments. In addition, the third party ownership is clearly referenced in the second paragraph under "Summary - Our Business."

15. Comment: Please revise footnote (6) here and page 42 to explain how you intend to convert the leasehold interest into a fee simple interest. Have you entered into an agreement or informal arrangement with the local governmental authority?

         Response: The Company has revised the Registration Statement in response to the Staff's comment. In addition, the Company advises the Staff that it has notified the Unified Government of Wyandotte County/Kansas City, Kansas (the "Unified Government") of the exercise of its existing contractual right contained in the ground lease to convert the leasehold interest into a fee simple interest. The Company is in the process of addressing the mechanics of this conversion with the Unified Government and advises that it expects the leasehold interest to be converted into a fee simple interest prior to the Registration Statement becoming effective. The disclosure in the Registration Statement will be updated in the future as appropriate.

16. Comment: Revise footnote (9) to convey the 10-year duration of the Great Wolf license to Ripley's.

         Response: The Company directs the Staff's attention to the existing disclosure in footnote (9) relating to the ten-year term of the license agreement between the Company and Ripley's.

Structure and Formation of Our Company, pages 7 and 29

17. Comment: We note that you intend to issue unregistered shares in your formation transactions. Supplementally, please tell us the exemption from registration that you are relying on for these transactions and discuss the factual basis for the exemption.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 13


         Response: The Company supplementally advises the Staff that the unregistered shares of its common stock to be issued to certain Investors in the formation transactions will be made in compliance with the requirements of Section 4(2) and Rule 506 promulgated under the Securities Act. As discussed in the Company's response to Comment 1 above, the Company will be issuing unregistered shares of its common stock in two types of transactions. The vast majority of such shares will be issued to certain accredited investors in connection with the Mergers. Additionally, an aggregate of 133,387 shares of common stock will be issued to one holder of a tenant in common interest in each of the Williamsburg and Poconos Property LLCs. A detailed analysis of the Company's compliance with the requirements of Section 4(2) and Rule 506 in connection with the shares to be issued in the Mergers and to the holders of tenant in common interests is set forth in the Company's response to Comment 1 above.

18. Comment: We note that the management company intends to spin-off certain assets prior to the formation transactions. Supplementally, please describe the mechanics of the spin-off. Please address whether the spin-off involves the sale of securities and, if so, whether the management company will register the sale under the Securities Act.

         Response: The Company supplementally advises the Staff as follows:
         Great Lakes has formed two wholly owned subsidiaries, Great Lakes Hospitality Partners, LLC ("Hospitality Partners") and Great Lakes Housing Partners, LLC ("Housing Partners"). Immediately before the closing of the formation transactions, Great Lakes will contribute all of the assets related to its non-resort hotel management business to Hospitality Partners, and Hospitality Partners will assume all of the liabilities related thereto. Similarly, at this time, Great Lakes will contribute all of the assets related to its multi-family housing development and management business to Housing Partners, and Housing Partners will assume all of the liabilities related thereto. These are the two non-resort businesses of Great Lakes that will not be part of the Company's business going forward.

                  Subsequently, as part of the completion of the formation transactions but prior to the completion of the Mergers, Great Lakes will effect a distribution of 100 percent of its membership interest in each of Housing Partners and Hospitality Partners, on a pro rata basis and in the form of a dividend, to the seven current shareholders of Great Lakes. As a result, Great Lakes will cease to own any interest in either Housing Partners and Hospitality Partners, all such interest to be held by the current shareholders of Great Lakes in relative proportion to their current equity holdings in Great Lakes. Finally, as contemplated by the formation transactions, Great Lakes will merge with a newly formed wholly owned subsidiary of the Company, with such newly formed subsidiary to be the surviving company.

                  The distribution of Great Lakes' interests in Hospitality Partners and Housing Partners has not been, and will not be, registered under the Securities Act. The Company believes such distributions are not required to be registered for the following reasons:

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 14


         NO SALE OF SECURITIES

                  The distributions are not required to be registered under the Securities Act because the distribution by Great Lakes of its interests in each subsidiary should not be considered a "sale" within the meaning of Section 2(3) of the Securities Act. In Staff Legal Bulletin No. 4 ("SLB 4"), the Division confirmed that securities of a subsidiary that were distributed by a parent corporation to the parent's shareholders, regardless of whether the parent and/or subsidiary are entities subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, do not require registration under the Securities Act when:

             - the parent shareholders do not provide consideration for the spun-off shares;

             -    the spin-off is pro rata to the parent shareholders;

             - the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

             -    the parent has a valid business purpose for the spin-off; and

             - if the parent spins-off "restricted securities" it has held those securities for at least two years.(1)

                  The Company supplementally advises the Staff that each distribution, which will be identically effected, will satisfy the criteria described in SLB 4, for the reasons that follow:

             - The Great Lakes shareholders will not provide any value for the subsidiary interests distributed.

             - The distributions will be effected on a pro rata basis to the current Great Lakes shareholders; Great Lakes' shareholders will have the same proportionate interest in Great Lakes and each of Housing Partners and Hospitality Partners both before and after the distributions.

             - Great Lakes has provided adequate information about the distributions to its shareholders. Among other things, the Great Lakes shareholders, each of whom


--------
(1) The Staff noted in SLB 4 that this two-year holding period does not apply where the parent formed the subsidiary being spun off, rather than acquiring the business from a third party. Great Lakes formed each of Housing Partners and Hospitality Partners in June 2004. Therefore, this condition of SLB 4 is not applicable.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 15


                  are extremely familiar with the businesses to which Housing Partners and Hospitality Partners will succeed, were each supplied with an offering memorandum, which contained extensive disclosure concerning the formation transactions (including the distributions).

             - Great Lakes has a valid business purpose for the spin-off - separation of the family entertainment resort business from the non-resort hotel management business and multi-family housing development and management business, as described in the Registration Statement.

                  For these reasons, the Company believes that the registration of the distribution of Great Lakes' interests in Housing Partners and Hospitality Partners is not required under the Securities Act.

         VALID PRIVATE PLACEMENT

                  Even if the distributions are deemed to constitute a "sale" as defined in Section 2(3) of the Securities Act (which the Company believes is not the case), the Company believes that the distribution of these subsidiary interests to the Great Lakes shareholders would be a transaction exempt from registration pursuant to Section 4(2) and Rule 506 promulgated thereunder. The Company supplementally confirms that there are seven shareholders of Great Lakes. In the Irrevocable Consent, each Great Lakes shareholder has certified and represented to the Company that he or she is an "accredited investor" as defined in Rule 501(a). Although not required, each such shareholder was provided with the material terms of the formation transactions (including the distributions). Neither Great Lakes nor the Company has engaged in any general solicitation or general advertising with respect to the interests in Housing Partners and Hospitality Partners. Further, the Great Lakes shareholders have been informed in writing that these interests have not been (and will not be) registered under the Securities Act or under any state securities laws and as such, the interests may not be transferred absent registration or pursuant to an exemption from registration. Finally, the Company supplementally confirms that the certificates representing the interests in each of Housing Partners and Hospitality Partners will bear restrictive legends contemplated by Rule 502(d)(3) under the Securities Act.

19. Comment: Please provide a detailed analysis as to why the unregistered issuance of 13,901,741 shares of common stock to these owners should not be integrated with the public offering of common stock. Currently, it appears that the pre-formation transactions and $97.6 million needed to consummate the acquisition of LLCs are contingent on the present public offering of common shares.

         Response: For a detailed discussion of the reasons why the issuance of 13,901,741 shares of the Company's common stock in connection with the Mergers should not be integrated

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 16


         with the Public Offering, please see the Company's response to Comment 1 above. These shares are a part of the shares discussed in Comment 1 above. The Company notes the Staff's comment that the consummation of the Public Offering is a condition to the completion of the formation transactions, including the issuance of the unregistered shares and payment of cash to the Investors in the Mergers. However, the Company does not believe that this condition precedent is relevant to the analysis of whether the private placement of its shares in the Mergers should be integrated with the Public Offering. Under Rule 152 and in the line of Staff no-action letters cited in the Company's response to Comment 1 above, the critical analysis is whether, before the filing of the Registration Statement, purchasers have completed their investment decision by delivering an irrevocable commitment to the issuer, subject only to conditions precedent not within the control of such purchasers. Importantly, as discussed in the Company's response to Comment 1 above, the satisfaction of the conditions precedent to the formation transactions are not within the control of any of the Investors. If the formation transactions are consummated, the Investors must participate on the terms set forth in the offering memorandum and will have no opportunity to revoke their Irrevocable Consent or change the terms of their participation. Finally, none of the terms of the private placement are subject to renegotiation by the Investors and the Investors will have no ability to change the number of shares of common stock to be received in the private placement.

20. Comment: For ease of investor understanding purposes, please relocate your organization chart from page 32 to the summary. Further, revise the organization chart to reflect 100% of the ownership following the pre-formation transactions. Currently, you represent that public shareholders will only own 49% of the registrant. Also, please include a chart that shows the ownership of your properties prior to the formation transaction.

         Response: The Company has revised the Registration Statement in response to the first three sentences of the Staff's comment. With respect to the last sentence, the Company advises that while it has supplementally provided ownership charts showing the ownership of properties prior to the formation transactions, it does not believe such charts would be relevant to an investor's decision to purchase securities in the Public Offering and therefore the inclusion of such charts would not be meaningful to such investors.

21. Comment: Revise the fourth bullet point of the formation transaction disclosure to briefly describe the certain unrelated assets held by the management company, such as the multi-family housing and hotels.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 17


22. Comment: Please disclose that you did not obtain third party appraisals of your initial resort acquisitions from affiliates and thus the consideration to be paid may exceed their fair market value. Briefly summarize how you valued the resort assets for purposes of determining the amount of consideration to be issued in the formation transactions.

         Response: The Company has revised the Registration Statement in response to the Staff's comment by adding additional disclosure under the heading "Summary-Allocation of Consideration in the Formation Transactions."

23. Comment: Please revise the summary to state the aggregate amount of cash and number of shares that you expect to pay in the formation transactions. We note the disclosure on page 30.

         Response: The Company refers the Staff to the disclosure contained in the first full sentence on page 7 of the Registration Statement.

24. Comment: Disclose the name of the bank here and in the liquidity section providing the $75.0 million credit facility and the names of the existing shareholders of Great Lakes that will enter into representation and warranties agreements concerning the formation transactions.

         Response: The Company is currently negotiating the credit facility, but has not received any commitment. Once a commitment is received, the Company will include the name of the lender in a subsequent amendment to the Registration Statement. The Company has revised the Registration Statement to reflect the names of the shareholders that will enter indemnity agreements.

Benefits to Related Parties, page 9

25. Comment: Supplementally, please identify the shareholders of the management company. Tell us the total number of shareholders and name any shareholders of the management company that are affiliated with Great Wolf.

         Response: The Company advises that there are currently seven shareholders of The Great Lakes Companies, Inc. The Company expects these individuals to hold the following positions with the Company after the completion of the Public Offering:

         John Emery             -    Chief Executive Officer and Director

         Eric Lund              -    Executive Vice President of Sales and
                                     Marketing

         Bruce Neviaser         -    Chairman of the Board

         Thomas Sather          -    Mr. Sather will not hold a position with
                                     the Company, but will be an approximately
                                     3% shareholder immediately following the
                                     Public Offering

         Kimberly Schaefer      -    Chief Brand Officer

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 18



         Craig Stark            -    President and Director

         Marc Vaccaro           -    Director

26. Comment: In connection with the personal guarantees by the Great Lakes Cos., Inc. shareholders covering $169.8 million of indebtedness, please clarify whether this amount is being refinanced or repaid by the registrant.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

27. Comment: Revise your disclosure to discuss the business purpose of the $2.3 million bonus cash payment.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Summary Financial and Other Data, page 11

28. Comment: The usefulness of EBITDA adjusted for various items to derive Adjusted EBITDA is not evident. Please expand your disclosure to demonstrate the usefulness of adjusting EBITDA for minority interests and gain (losses) on sale of real estate. Refer to Questions 8, 9 and 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

         Response: The Company has revised the Registration Statement in response to the Staff's comment by adding disclosure in the reconciliations to the "Summary Financial and Other Data" and in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Non-GAAP Financial Measures."

Risk Factors

Risks Related to Our Business

We are subject to resort industry risks that could adversely affect our business, financial condition, and results of operations, page 17

29. Comment: Most of the bullet point risks under this subheading are described in more detail in separate risk factors, while others appear to be generic to your industry. Please revise to omit this risk factor or expand it to provide a more specific discussion of risks.

         Response: The Company has deleted this risk factor in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 19


We may not be able to manage our expected growth, which could adversely affect our operating results, page 17

30. Comment: As you will manage the Niagara Falls, Ontario resort owned by Ripley's and this management would appear to add to the risk of straining your management, please include a reference to this non-owned resort.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

If members of our senior management or our key personnel left us . . ., page 18

31. Comment: Revise the text of this risk factor to name those members of senior management and key operational personnel whose loss of service to the registrant could have a material adverse effect. Further, please revise the risk factor section to disclose that the Great Lakes predecessor properties, which do not hold the Sandusky and Wisconsin Dells properties, have a history of net losses for the past three years.

         Response: The Company has revised the Registration Statement to delete this risk factor in response to the first sentence of the Staff's comment. The Company has added a risk factor to the Registration Statement to address the second sentence of the Staff's comment.

Future terrorist attacks in the United States could harm . . ., page 21

32. Comment: Please revise to more specifically describe why future terrorist attacks would have more of an adverse impact on your business as compared to any retail establishment.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Certain of our existing stockholders will exercise considerable influence over the company . . . . page 24

33. Comment: Please revise to name those founding stockholders who will beneficially own 28% of the registrant.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 20


There were no arm's-length negotiations with respect to the terms of the formation transactions, page 25

34. Comment: Please revise this risk factor to more specifically describe the risks to investors resulting from the lack of arm's-length negotiations.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

The sale of substantial number of shares of our common stock after this offering may cause the market price. . . page 26

35. Comment: Revise to quantify the number of shares of common stock that are subject to registration rights or are otherwise available for sale following the close of this offering.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Forward-Looking Statements, page 28

36. Comment: Please revise to delete the bullet points listed on page 28. It appears that this section repeats disclosure previously provided in the risk factor section. If the bullet pointed risk factors are not disclosed in the risk factor section, please include such risk in the risk factor section.

         Response: The Company has revised the Registration Statement to delete the bullet point list in response to the Staff's comment.

Structure and Formation of Our Company
Formation Transactions, page 29

37. Comment: We note that GWR Operating Partnership, L.L.L.P. will serve as the sole member of each of the "surviving resort-owning entities." Briefly describe how Great Wolf will contribute its ownership interest in the surviving resort-owning entities to the newly formed OP. Also, please revise to discuss why you are forming a separate entity to serve as the general partner of the OP, rather than having Great Wolf as the general partner.

         Response: The Company has revised the Registration Statement to clarify that GWR Operating Partnership, L.L.L.P. (the "OP") will form a new wholly owned limited liability company subsidiary (each a "Transitory Sub") corresponding to each resort-owning entity. The Transitory Subs will be merged into their corresponding resort-owning entities, with each resort-owning entity being the surviving entity and becoming a wholly owned subsidiary of OP, and thereby an indirect wholly owned subsidiary of the

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 21


         Company. OP's interest in the Transitory Subs will be converted into the sole interest in each corresponding surviving entity. OP will be the sole member of each of the surviving resort-owning limited liability companies. The Company has revised the Registration Statement in response to the Staff's comment.

38. Comment: Please explain what you mean by stating that you formed the OP to provide flexibility for future transactions. Expand to describe how you define this flexibility.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Allocation of Consideration in the Formation Transactions, page 32

39. Comment: Please name the independent financial advisory firm described and supplementally please provide us with a copy of its fairness opinion. Further, please disclose the amount of cash and stock that you will pay for each property in the formation transactions and describe the method used in allocating cash and stock among the resort-owning entities and the management company.

         Response: The Company has supplementally provided a copy of the fairness opinion (the "Opinion") received from the independent financial advisory firm. The Company advises that it does not believe the name of the independent financial advisory firm is meaningful to investors in the Public Offering. The Opinion addresses only the fairness of the consideration received by Investors in the formation transactions vis-a-vis the consideration received by other Investors in the formation transactions and does not express an opinion as to the fairness of the values assigned by the Company to the underlying assets. Therefore, the Opinion is only relevant to participants in the formation transactions and not investors in the Public Offering. The Opinion was included as an exhibit to the offering memorandum distributed to participants in the formation transactions, to whom the name of the independent financial advisor is relevant.

                  Rather than valuing the Company on a property-by-property basis, the Company determined a value for the Company as an ongoing business and then allocated the consideration to be paid in the formation transactions based upon Great Lakes' historical resort operations, the net income and EBITDA estimated for each of the resort-owning entities and for Great Lakes and the Company's growth prospects, as discussed in the Registration Statement. This method is disclosed in the Registration Statement. In addition, because each accredited investor had the option of receiving 100% cash, 100% stock or a combination thereof, up to an aggregate of $65 million in cash, the Company advises that it did not specify an amount of cash payable for each property or entity.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 22


Use of Proceeds, page 33

40. Comment: In connection with your disclosure in the third bullet point, please revise to breakout each item of indebtedness you will repay with offering proceeds.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

41. Comment: Please tell us when the registrant incurred the $77.2 million in indebtedness for which you intend to use a portion of the proceeds from this offering. Please provide the material terms, use of these loan amounts and counterparties to these loans. For example, is the indebtedness owed to Sandusky LLC or another party.

         Response: The Company has revised the Registration Statement to reflect that the amount of indebtedness to be repaid from proceeds of the offering is $77.0 million. The Company supplementally advises that the $77.0 million in indebtedness is comprised of the following:

                                               Amount
                                            outstanding
                               Date          at June 30,    Maturity                        Principal Use of
         Bank/Creditor        incurred         2004           Date         Borrower              Funds
         --------------       --------      ------------    --------      ----------       ------------------
         BB Syndication        June 1,      $50.9 million    October      Great Bear       Refinancing of
         Services, Inc.        2002                          10, 2006     Lodge of         original purchase loan
                                                                          Wisconsin        for the resort; also
                                                                          Dells, LLC       financing of
                                                                                           improvements to the
                                                                                           resort

         Bank One and U.S.     February     $26.1 million    March 1,     Great Bear       Financing of resort
         Bank                  29, 2000                      2007         Lodge of         development and
                                                                          Sandusky, LLC    construction


42. Comment: We note that you will use an unquantified amount of the net proceeds for development of future resorts and general corporate purposes. It appears that you would have $17.6 million available for these purposes without the over-allotment and $46.9 million should the underwriters exercise the over-allotment option. Please note Item 504 requires disclosure of the "approximate amount" intended to be used for each purpose.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 23


Dividend Policy, page 33

43. Comment: We note your statement that you have never declared or paid any cash dividends; however, on page 59, it appears that the Great Lakes predecessor made distributions to minority investors. Supplementally, please tell us whether any of the resort entity or sponsor LLCs previously made distributions to its non-managing or managing members.

         Response: The Company advises that the resort-owning entities have historically made distributions to their respective managing and non-managing members. In addition, the sponsor entities have historically made distributions to their respective managing and non-managing members. However, the Company has never declared or paid any cash dividends as reflected in the "Dividend Policy" disclosure. The Company believes that the historical distributions of the predecessor entities are not meaningful to investors in the Public Offering.

Capitalization, page 34

44. Comment: Please provide historical capitalization information of the predecessor alongside the pro forma information that has already been provided.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Dilution, page 35

45. Comment: Please revise to disclose the consideration for your acquisition of the family entertainment resort business of Great Lakes before the offering. Also clarify what constituted the business acquired and percentage interest acquired before the offering. Please distinguish between interests acquired before the offering from interests acquired with proceeds from the offering.

         Response: As discussed in response to Comment 1 above, the Company advises that no consideration will be given prior to completion of the Public Offering. All of the formation transactions will occur simultaneously with the completion of the Public Offering. All consideration will be paid out of proceeds from the Public Offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Revenue and Key Performance Indicators, page 42

46. Comment: Please expand your definition of "yield management techniques."

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 24


         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Great Lakes Predecessor Historical Results of Operations
Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003, page 49

47. Comment: Similar to the Dells/Sandusky MD&A information, please provide full disclosure regarding occupancy and the other key indicators disclosed on page 52.

         Response: The Company has revised the Registration Statement in response to the Staff's comment. The Company notes that the revisions include only indicators for the resort operations of Great Lakes Predecessor since similar information for the non-resort operations of Great Lakes Predecessor is not meaningful to investors in the Public Offering and could be confusing.

48. Comment: Supplementally, please tell us where you have included disclosure regarding the non-resort asset performance, such as multi-family and hotel assets. Further, provide management's insight into why it desires to divest itself of those assets.

         Response: Disclosure regarding the non-resort asset performance is included in MD&A and in the financial information of Great Lakes Predecessor, which includes the operations of Great Lakes' non-resort assets, as well as the historical operating results of the resort assets other than the Wisconsin Dells and Sandusky resorts. Management has determined that the non-resort assets are not core to the Company's resort operations and would require management and operational oversight distinct from that of the resort operations. As such, management has determined that it is preferable to focus its time and attention on the resort assets.

Net income (loss), page 50

49. Comment: Supplementally, please provide us background information about the prior issuance of the mandatory redeemable ownership.

         Response: The Company supplementally advises the Staff that Great Lakes Predecessor has the following items that have been treated as mandatorily redeemable financial instruments:

         o        Class A and Class B shares of The Great Lakes Companies, Inc.
                  ("GLC"). GLC is obligated to redeem in cash the Class A and Class B shares of a shareholder who dies or incurs certain triggering events (as defined in the Term Sheet of Buy and Sell Provisions for Shares in The Great Lakes Companies, Inc.). The redemption price is calculated by a formula using GLC's net operating income and a multiple based on the type of triggering event, as described in the Term Sheet. Both the

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 25


                  Class A shares and the Class B shares contain restrictions on transfers and sales by the shareholders. In response to Comment 55, the Company has revised the Registration Statement to describe the triggering events.

         o Class B Units of Great Wolf Lodge of Kansas City, LLC. In accordance with provisions in the Kansas City LLC Agreement, the LLC is required to redeem in cash the Class B Units no later than the fifth anniversary date of the operating commencement date of the Kansas City resort. The redemption price is based on the greater of fair value or an internal rate of return.

Operating Expenses, page 50

50. Comment: Please revise your discussion of operating expenses to provide more detail as to the specific allocation or cause of the increase rather than "due to the effect of the Traverse City and Kansas City resorts opening in 2003." Describe the types of operating expenses such as staff, energy costs and any other expenses incurred in the process of opening these resorts that would convey greater clarity as to the principal operating expenses incurred when opening these specific resorts.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Dells/Sandusky Historical Results of Operations
Three Months Ended March 31, 2004 Compared with Three Months Ended March 31, 2003 Operating Expenses, page 52

51. Comment: Explain the nature of the certain "loan fees" that became fully amortized and whether these fees represented interest payments for permanent mortgage financing on the two properties or some other type of loan fees.

         Response: The Company has revised the Registration Statement in response to the Staff's comment to remove the reference to "loan fees" in this discussion since such loan fees are not material. The Company has revised the Registration Statement to add disclosure under "Dells/Sandusky Historical Results of Operations -- Year Ended December 31, 2003 Compared with Year Ended December 31, 2002" to clarify the nature of the "loan fees" referenced there.

Operating Income, page 53

52. Comment: In addition the actual dollar amount change increase or decrease, please include the similar percentage increase/decrease as provided for expenses.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 26


53. Comment: Please revise to state the principal reasons for the substantial increase in operating and net income. Similarly, provide this disclosure for operating and net income disclosures located on pages 54-55.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Liquidity and Capital Resources, page 57

54. Comment: Please revise to include all material terms of the credit facilities including any prohibitions on dividends or other such limitations and the specific type of financial tests and ratios governing these facilities.

         Response: The Company advises that it is in the process of negotiating the terms of the credit facilities and that no binding term sheet or commitment letter has been executed. The Company has revised the disclosure in the Registration Statement in response to the Staff's comments to add the expected material terms of the credit facilities. The Company advises that it will update the disclosure to reflect all material terms of the credit facilities once they are determined.

Contractual Obligations, page 57

55. Comment: Please revise to expand footnote disclosure below the first table to name the shareholder who will redeem his or her Class A and Class B shares and describe the triggering events.

         Response: The Company has revised the Registration Statement to clarify that this discussion explains the effect if any shareholder were to redeem Class A or Class B shares. The Company is not currently aware of any shares subject to mandatory or optional redemption. In addition, the Company has revised the disclosure to describe the triggering events in response to the Staff's comment.

56. Comment: Refer to the pro forma presentation. Supplementally, please explain why for purposes of this table you assumed that the present offering and formation transactions occurred on January 1, 2003.

         Response: The Company has revised the Registration Statement in response to the Staff's comment to change the date of the pro forma table from January 1, 2003 to June 30, 2004.

Off-Balance Sheet Arrangements, page 60

57. Comment: Please revise to clarify whether Great Wolf will assume the obligations of Great Lakes under the guarantees.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 27


         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Quantitative and Qualitative Disclosures About Market Risk, page 61

58. Comment: In addition to credit rating, please list the other factors you will use to determine from whom you will purchase derivatives.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Business, page 62

59. Comment: Please revise to include the material terms of the Niagara Falls, Ontario management and license agreement and whether you intend to provide these services in the future for third parties.

         Response: The Company directs the Staff's attention to the discussion of the management and license agreements under "Business - Properties - Properties Under Construction - Great Wolf Lodge of Niagara Falls, Ontario." The Company confirms that this discussion addresses the material terms of the license agreement. In response to the Staff's comment with respect to future licenses, the Company directs the Staff's attention to the second bullet point under "Focus on Development and Strategic Growth Opportunities" where the Company discusses its strategy of undertaking similar arrangements in the future.

Competition, pages 67-68

60. Comment: Please revise to consolidate your two competition sections located on pages 67 and 78.

         Response: The Company has revised the Registration Statement in response to the Staff's comment to combine the two competition sections into one section located under "Business - Competition."

61. Comment: Please disclose any other types of resorts, other than those with indoor waterparks, that may directly compete for your targeted customers such as hotels near outdoor waterparks or theme parks. Further, discuss whether any of the other nine indoor waterpark resorts currently under construction or in active development in the U.S. and Canada are located near your current target markets, specifying that market other than the Sandusky market.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 28


         Response: The Company has revised the Registration Statement in response to the Staff's comment.

62. Comment: In addition to the positive competitive factors you list, such as your experienced management assisting in your expansion efforts into new markets, please disclose any material negative factors pertaining to your competitive position.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Development Criteria, page 76

63. Comment: Revise to include a separate caption explaining all material terms of the Tall Pines Development Corporation agreement.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Management
Directors and Executive Officers, page 82-84

64. Comment: We note your disclosure regarding the business experience of your officers and directors. Please provide disclosure of the business experience of each officer and director for the last five years. For example, provide disclosure regarding Mr. Churchey's employment after July 2003, and the period of Ms. Nolan's employment with Economics Research Associates. See Item 401(a)(4) of Regulation S-K.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

65. Within your management's biographical listings, please clarify which former or current employers are public companies. It appears that some companies are public and some are private, but it is unclear.

         Response: The Company has revised the Registration Statement in response to the Staff's comment by noting each former employer that is a public company.

Certain Relationships and Related Transactions, page 91

66. Comment: Please revise to identify the directors and officers of Great Lakes that have guaranteed loans. Also, disclose the amount of each guarantee and describe how these individuals will be "relieved" from approximately $169.8 million of guarantees in connection with your IPO.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 29


         Response: The Company has revised the Registration Statement in response to the Staff's comment.

67. Comment: Revise to include all material terms of the transition services agreement. For example, you include the applicable rate, summary of the payment terms, early termination provision, etc.

         Response: The Company has revised the Registration Statement in response to the Staff's comment. The Company supplementally advises the Staff that the specific nature and scope of the services to be provided by each party to the transition services agreements has not been determined by the parties thereto and as such, the Company believes that the revised disclosure in the Registration Statement sets forth all material terms of the agreements. If any additional material terms of these agreements are agreed to, the Company undertakes to revise the disclosure in the Registration Statement by way of further amendment thereto to reflect such material terms.

68. Comment: Please discuss the agreements relating to the formation transactions in more detail. Identify each related party by name and disclose the type and amount of interest for each related party under these agreements. Specifically describe the obligations under these agreements that may be satisfied by delivery of your shares.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

69. Comment: Supplementally, please tell us when you plan to enter into these related party agreements and merger agreements. Do you intend to close all related party agreements after effectiveness?

         Response: The Company advises that each of the related party agreements and merger agreements will be entered into just prior to closing of the formation transactions, which will occur simultaneously with the completion of the Public Offering.

Description of Securities, page 95

70. Comment: Please revise the introductory paragraph of this section to delete your qualification in its entirety by reference to the certificate of incorporation and bylaws filed as exhibits to the prospectus. Qualification to documents outside of the prospectus is inappropriate.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 30



Underwriting, page 101

71. Comment: Refer to the second paragraph under this heading. Please revise to detail all "other conditions" that could release the underwriters from their obligations to purchase the shares in the offering.

         Response: The Company and the underwriters note that the language contained in the Registration Statement as initially drafted is consistent with numerous recent initial public offerings. In addition, the underwriting agreement will be filed as an exhibit to the Registration Statement and will discuss all conditions to closing under the caption "Conditions to the Obligations of the Underwriters."

72. Comment: In connection with the directed share program, please supplementally describe the mechanics of how and when these shares are offered and sold to investors in the directed share program. For example, tell us how the prospective recipients and number or percentage of reserved shares are determined. Tell us how and when you and the underwriters have notified or will notify the directed share investors, including the types of communications used or to be used. Discuss the procedures these investors must follow in order to purchase the offered securities. Are directed share purchasers required to establish accounts before the effective time, and, if so, what if any funds are put in newly established brokerage accounts before the effective date? In addition, if any of the recipients of the shares or their associates, employees or affiliates are broker-dealers registered with the NASD, please tell us how you will comply with the NASD's rules relating to "hot" IPOs, if applicable. Please also supplementally provide us with copies of all materials that you or the underwriters will distribute in connection with the directed share program.

         Response: Citigroup Global Markets Inc. will be administering the directed share program. The materials that we are supplementally providing to the Staff represent Citigroup Global Markets Inc.'s form of directed share program materials that we have been informed have previously been reviewed by Ms. Kristina S. Wyatt of the Staff.

                  As stated in the prospectus included in the Registration Statement, representatives of the Company and the underwriters have agreed to reserve for the directed share program up to 5% of the amount of common shares to be sold in the proposed offering at the initial public offering price. The Company and Citigroup Global Markets Inc. believe that this amount represents an amount which is (1) sufficient to allow the Company to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Although the Company has not determined the final list of persons it would like to invite to participate in the directed share program, the Company currently expects to invite all of its officers and directors, certain managers and employees, and certain of their friends and family members, including previous investors in the Great Lakes affiliated entities. The Company intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 31


         The directed share program materials may include a Lock-Up Agreement requiring certain purchasers in the directed share program to agree that for a stated period of time from the date of the prospectus, such purchaser will not, without prior written consent of Citigroup Global Markets Inc., dispose of or hedge any shares of its common stock purchased in the directed share program. The Company and Citigroup Global Markets Inc. have not yet determined whether participants in the directed share program will be subject to the Lock-Up Agreement, or if subject to such Agreement, the period of the lock-up. The lock-up in the directed share program, if any, will be substantially the same form of Lock-Up Agreement to be entered into by the Company's officers and directors and The Great Lakes founding shareholders. However, the Lock-Up Agreement for the directed share participants may contain a shorter lock-up period and will also contain the additional following language:

                  "The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned."

                  The prospectus included in the Registration Statement will indicate whether the shares purchased by directed share program participants are subject to a lock-up period, and if so, the length of the lock-up period. In addition, the form of lock-up agreement to be executed by the Company's officers and directors and Great Lakes founding shareholders will be submitted as an exhibit to the Company's form of Underwriting Agreement, which will be filed by amendment to Company's Registration Statement as Exhibit 1.1.

                  The Company and Citigroup Global Markets Inc. will work together to operate the directed share program. The Company will allocate shares to investors, and Citigroup Global Markets Inc. will handle the mechanics of distributing the shares.

                  Citigroup Global Markets Inc. and the Company will employ the following procedures in making the offering under the directed share program:

             - The Company will deliver by first class mail or by Federal Express or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

             - If the potential investor has an interest in purchasing shares in the proposed offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup Global Markets Inc. will be at the Company's executive offices on specified dates to accept such delivery) (i) the Indication of Interest ("IOI") Form, (ii) the New Account Information Form (if the person does not already have an account with Citigroup Global Markets Inc.), (iii) the Form W-9, (iv) the Lock-Up Agreement, if applicable, and (v) the IPO Questionnaire (which requests from participants who are not employees of the Company

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 32


                  information needed to comply with the Voluntary Initiative and NASD Rule 2790), so that they are received by Citigroup Global Markets Inc. on a specified date.

             - When the offering is priced, the Company will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup Global Markets Inc. will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person's continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person's account number.

             - Citigroup Global Markets Inc. will send each person who, when the offering was priced, confirmed his or her intention to purchase, a copy of the final prospectus and a written confirmation of the offer and sale.

             - Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup Global Markets Inc. by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup Global Markets Inc. does not receive the potential purchaser's payment by the settlement date then Citigroup will notify the Company of the same and Citigroup will then sell such shares into the open market.

             - The Company also intends to allow participants based in the United States to participate through a website maintained by Citigroup Global Markets Inc. The website is designed with specific encryption to make available to invited participants electronic versions of the preliminary prospectus and certain of the directed share program documents, as set forth in the directed share program materials. Participants may also use the website to complete the IPO Questionnaire, to place an IOI and to confirm whether they want to purchase any of the shares that the Company may allocate to those participants who previously submitted an IOI by the IOI deadline.

                  The Company and Citigroup Global Markets Inc. currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that the Company intends to deliver by first class mail or by Federal Express or other reputable overnight courier to potential purchasers will include:

             - a cover letter to potential purchasers from Citigroup Global Markets Inc., the administrative agent;

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 33


             - a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers;

             - an IOI Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing;

             - an IPO Questionnaire to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser, which will be used to help Citigroup Global Markets Inc. determine whether, under NASD rules, the potential purchaser is eligible to participate in the directed share program;

             - a New Account Form to be completed by the potential purchaser in order to allow Citigroup Global Markets Inc. to open an account for the potential purchaser (a potential purchaser must have a Citigroup Global Markets Inc. account in order to participate in the directed share program);

             - a Form W-9 to be completed, signed and returned to Citigroup Global Markets Inc. by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup Global Markets Inc. with the potential purchaser's taxpayer identification and certification;

             -    a Lock-Up Agreement, if any, as described above; and

             -    a copy of the preliminary prospectus.

                  As noted above, a form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is supplementally provided with this letter.

                  The Company supplementally advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

                  As described in the directed share program materials attached to this letter, the Company and Citigroup Global Markets Inc. advise that they will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

             - Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 34


             - Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup Global Markets Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser's confirmation of his or her intention to purchase shares is given after the effective date of the Registration Statement.

             - Providing that a potential purchaser's submission of a completed IOI Form involves no obligation or commitment of any kind, and by completing the IOI Form, the person is not binding himself or herself to purchase any shares.

             - If the potential purchaser confirms his or her intention to purchase, the underwriter will send the purchaser a copy of the final prospectus that meets the requirements of Section 10 of the Securities Act, which will contain the price of the offering and other information not included in the preliminary prospectus, and a written confirmation of the sale with respect to the shares.

73. Comment: In connection with your directed share program, supplementally identify the persons "who are otherwise associated with us" that may participate in the directed share program.

         Response: The Company has not yet finalized the participants in the directed share program. The Company advises that it will inform the Staff when such plans are finalized.

74. Comment: Refer to the next-to-last paragraph on page 104. Please identify the underwriters that have performed investment and commercial banking services and advisory services for you in the past.

         Response: The Company has revised the disclosure to reflect that in the ordinary course of their business, the underwriters may provide investment and commercial banking services and advisory services to the Company. In connection therewith, such underwriters would expect to receive customary fees and expenses. The Company has advised us that no underwriters (other than Citigroup Capital Markets Inc. and its affiliates in connection with this offering, for which no fees have been paid to date) have provided any investment and commercial banking services and advisory services to the Company. The Company has revised the Registration Statement in response to the Staff's comment.

75. Comment: We note from page 104 that one or more of your underwriters may make an electronic version of your prospectus available on their website. Please identify the

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 35


         underwriters and securities dealers who will be engaged in the electronic distribution of prospectuses and describe their procedures to us supplementally. Alternatively, please confirm that the staff has previously approved of those procedures and that the procedures have not changed since the staff approved them. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

         Response: Other than with respect to the directed share program discussed in response to Comment 72 above, Citigroup Global Markets Inc., as the sole lead manager of the underwriters, has advised the Company that it does not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with the Public Offering. However, it is possible that an electronic prospectus may be posted by any member of the underwriting syndicate. The lead manager has advised the Company that none of the agreements it expects to have with the other underwriters contractually limits the ability of those underwriters to make such a posting. The lead manager has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The lead manager currently knows only who may be invited to join the underwriting syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

                  The Company has been advised by the lead manager that each member of the syndicate of the Public Offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the lead manager knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the lead manager does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

                  To address the Staff's concerns, the lead manager has advised the Company that it will include in a communication to the syndicate a statement in the following form:

                  "The Securities and Exchange Commission has outlined certain procedures governing the online distribution of shares. You may not make an online distribution of shares of the common stock of Great Wolf Resorts, Inc. unless you

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 36


                  are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission."

                  Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the releases and no-action letters on Internet distributions, and given the representations that will be received by the lead manager that syndicate members will so comply, there would not appear to be a regulatory need to make the lead manager responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

76. Comment: Supplementally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Prior to effectiveness, provide us with copies of all offering information concerning your company or prospectus that will appear on any such third party's web site. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

         Response: The Company has been advised that the lead manager has not made any arrangements with a third-party to host or access the preliminary prospectus on the Internet. If the Company or the lead manager become aware of any such arrangements subsequent to the date of this letter and prior to the effective date of the Registration Statement, the Company will advise the Staff of such developments.

Financial Statements

Great Wolf Resorts, Inc-Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Fro Forma Condensed Consolidated Balance Sheet, page F-4


77. Comment: With regard to note (C) to the pro forma balance sheet, please provide further detail of the non-resort hotel and multifamily housing assets being sold and disclose the timing of these dispositions (e.g. whether they are occurring before, during or subsequent to the offering and purchase transactions).

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 37


78. Comment: With regard to note (E) to the pro forma balance sheet, please include a tabular schedule that includes the following:

             o a calculation of the total purchase price, including the value assigned to non-cash consideration, and the resulting goodwill balance,

             o the cost basis and fair value of each individual property (and related equipment) being acquired with the resulting step-up amount to fair value, and

             o more detailed calculations related to the determination of the deferred tax liability and the elimination of the mandatory redeemable equity interest.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

79. Comment: It appears Great Lake Companies is identified as the accounting acquirer in Note (E). Please clarify Great Lake Companies' relationship with Great Wolf Resorts. Describe the accounting for the net assets acquired by Great Lake Companies and contributed to Great Wolf Resorts.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations: Year Ended December 31, 2003, page F-8

80. Comment: We note that you will be paying approximately $2 million under employment agreements with executive officers, upon consummation of the offering transaction. Please revise the December 31, 2003 and interim pro forma statements of operations assuming that the offering transaction has taken place as of January 1, 2003 to reflect this expense. It does not appear adjustment (F) fully reflects the expense to be incurred under the agreements. Further, please expand your disclosure to note that the non-recurring bonus payments of $2,275 are not included.

         Response: The Company has revised the Registration Statement in response to the Staff's comment. Note (F) to the December 31, 2003 and interim pro forma statements of operations reflects incremental expenses associated with employment contract commitments for new executive officers whose salaries are not included in the historical costs of Great Lakes Predecessor. All other salaries of executive officers not included in the pro forma adjustment in Note (F) are already included in the Predecessor Historical amounts reflected in column (A) of the pro forma statements of operations.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 38


81. Comment: Please expand the explanation to Note (G) to show how you determined the change in depreciation.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Notes to the Consolidated Financial Statements-Great Wolf Predecessor
General

82. Comment: Please provide Schedule III disclosures in accordance with Rule 12-28 of Regulation S-X.

         Response: The Company notes that Rule 5-04 of Regulation S-X requires the filing of Schedule III " . . . for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate. . . . Real estate used in the business shall be excluded from the schedule." As the Company's real estate assets are not held for investment but rather are used in the business of developing and operating family entertainment resorts, the Company believes that it is not required to present Schedule III. Any real estate held for investment is comprised of outparcels that are part of real estate acquired for the Company's resort development and operations. The Company advises that sales of these outparcels constitute an immaterial portion of the Company's business.

Note 4-Long Term Debt, page F-24

83. Comment: With respect to your covenant violation at December 31, 2003, please disclose the waiver period and whether it is probable that the covenant requirement will not be met at the next compliance date. See EITF 86-30. In addition, provide similar disclosure within the Liquidity and Capital Resources section of the MD&A.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Note 7-Commitments and Contingencies, page F-26

84. Comment: Please advise us of the pertinent factors considered in determining your accounting with regard to the 99-year ground lease on the Sheboygan property and the 10-year ground lease on the Kansas City, Kansas property. In addition, please confirm that, if operating leases, the ground lease payments associated with your Kansas City, Kansas and Sheboygan, Wisconsin properties are being straight-lined over the life of the respective leases. Refer to SFAS No. 13.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 39


         Response: The Company supplementally advises the Staff of the following information relating to the accounting treatment of the ground leases with its Sheboygan, Wisconsin and Kansas City, Kansas resorts:

             o Sheboygan - In connection with the construction of the Sheboygan, Wisconsin property, the Predecessor signed a ground lease for the land on which the property was constructed. The 99-year lease calls for nominal annual ground lease payments. In accordance with SFAS No. 13, the Predecessor has accounted for this lease as an operating lease and has straight-lined the ground lease payments over the life of the lease.

             o Kansas City - Under a program available in the State of Kansas to encourage development through a reduction in sales tax payments during a construction period, in connection with the construction of the Kansas City, Kansas property, the Predecessor sold the resort to a local governmental agency for a nominal amount. The Predecessor has an obligation to purchase this property at the end of the lease for a nominal amount. Also related to the construction of that same resort, the same local government agency issued $42.2 million of industrial revenue bonds ("IRBs"). Under the documents governing the issuance of the IRBs, the Predecessor was required to purchase the IRBs. Lease payments made by the Predecessor are equal to the principal and interest payments the Predecessor receives on the IRBs. As the principal and interest payments on the IRBs equal the lease payments due, no cash payments occur to effect the IRB and lease transactions (these are recorded in memo entry form only).

                  Although the form of the Kansas City transactions described above involves the lease of the asset, the substance of the transaction is clearly that the Predecessor has not sold the asset. Per the lease document, the Predecessor retains the risks and rewards normally associated with ownership in that the local governmental agency is obligated to sell the project back to the Predecessor for a nominal amount. The Predecessor is obligated to buy back the project at the end of the lease term, to maintain insurance on the property and to provide payment to the local governmental agency in the event of destruction of the property. Thus the substance of the transaction is that the Predecessor has constructed a resort for which it holds all risks and rewards of ownership and for which the Predecessor is obligated to pay construction debt. As a result, the Predecessor has included in its combined financial statements the asset value of the constructed resort and the third-party construction debt associated with the resort. A right of offset exists with regard to the lease and the IRBs purchased by the Predecessor. The Predecessor has excluded the asset associated with the IRBs and liability related to the lease discussed above from its combined financial statements and excluded the ground lease obligations from the commitments shown in Note 7.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 40



85. Comment: Please disclose whether or not a commitment has been obtained to convert your leasehold interest into a fee simple interest or the status of the negotiations, if any. Also please disclose when the term of the ground lease is scheduled to end.

         Response: The Company directs the Staff to its response to Comment 15 above.

Note 10-Properties Held For Sale, page F-29

86. Comment: We note that during 2003 you sold 2 hotel properties for a resulting gain of approximately $10,967 and wrote-off approximately $9,822 of the minority interest in those assets, which was included in discontinued operations. However, we also noted that as of December 31, 2002 you only presented approximately $2,190 of total minority interest. Please provide us with a roll forward of your minority interest balance for all periods presented and describe in detail any significant reconciling items.

         Response: The Company advises the Staff that the roll forward of the minority interest balance is as follows (in thousands):

         Balance, December 31, 2000                                                       $5,644

         Net distributions to minority interest holders                                   (1,730)
         Loss from continuing operations attributable to minority interest
              holders                                                                       (669)
         Income from discontinued operations attributable to minority interest
              holders                                                                        719
                                                                                     -----------
         Balance, December 31, 2001                                                        3,964

         Net distributions to minority interest holders                                   (1,748)
         Income from continuing operations attributable to minority interest
              holders                                                                         89
         Loss from discontinued operations attributable to minority interest
              holders                                                                       (115)
                                                                                     -----------
         Balance, December 31, 2002                                                        2,190

         Net distributions to minority interest holders                                  (10,852)
         Income from continuing operations attributable to minority interest
              holders                                                                        425
         Income from discontinued operations attributable to minority interest
              holders                                                                      9,822(A)
                                                                                     -----------
         Balance, December 31, 2003                                                        1,585


Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 41




         Net contributions by minority interest holders                                      494
         Loss from continuing operations attributable to minority                            (18)

              interest holders
         Income from discontinued operations attributable to minority interest
              holders                                                                        110
                                                                                     -----------
         Balance, June 30, 2004                                                      $     2,171
                                                                                     ===========


        (A) The $9,822 of income attributable to minority interest holders, which is included in discontinued operations, primarily represents the minority interest holders' share of the gain from the sale of hotel assets.

Notes to Consolidated Financial Statements-Great Bear Lodge of Wisconsin Dells, Wisconsin LLC and Great Bear Lodge of Sandusky LLC
Note l-Summary of Significant Accounting Policies

87. Comment: Please disclose your historical policy with respect to the capitalization of interest as we noted that the Company constructed the Great Bear Lodge, Sandusky, Ohio and had a construction in process balance through December 31, 2002. In addition, please disclose the amounts of interest capitalized during all periods presented. Refer to SFAS No. 34.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Part II

Item 13. Other Expenses of Issuance and Registration, page II-1

88. Comment: Please revise to complete the table with estimated amounts for each expense.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Item 15. Recent Sales of Unregistered Securities, page II-2

89. Comment: For each private transaction, include the date of the transaction, name of the private purchaser or class, the amount and type of consideration received for your shares, and the facts underlying the exemption from registration that you are relying upon. Further, when specifying Regulation D, refer to a specific rule. Also, as each holder of Sandusky Investor LLC will receive shares clarify the number of purchasers. See Item 701 of Regulation S-K.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 42


Item 16. Exhibits and Financial Statements, pages II-3-II-4

90. Comment: Please file all remaining exhibits. Please note we will need adequate time to review the exhibits once filed and may have further comment. If you are not yet prepared to file your opinion of counsel, consider submitting a draft opinion for our preliminary review.

         Response: The Company has revised the Registration Statement in response to the Staff's comment. The Company advises that the exhibits that have not yet been filed are not finalized and notes the Staff's need for adequate time to review the exhibits once filed. Such exhibits will be filed as soon as possible in a subsequent amendment to the Registration Statement.

         If you have any questions or require any further information concerning the Registration Statement, please call Todd W. Latz at (404) 572-2813 or the undersigned at (404) 572-3595.


                                                Very truly yours,


                                                /s/ Alan J. Prince
                                                ------------------
                                                Alan J. Prince



Enclosure

cc:    James A. Calder
       (Great Wolf Resorts, Inc.)

       J. Michael Schroeder
       (Great Wolf Resorts, Inc.)

       James L. Mather
       (Rubin, Brown, Gornstein & Co. LLP)

       Joan Phillips
       (Deloitte & Touche LLP)

       David C. Wright
       Andrew A. Gerber
       (Hunton & Williams LLP)